SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of May & June 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: August 30, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: May 2004

TSX Venture Exchange Symbol: QII.U

OTCBB Symbol: QIIIF

Cusip: 74728R106

For Immediate Release	SEC File No.030948

Technology / Cashless Transactions

May 3, 2004

Richmond, British Columbia, Canada

QI Systems Advises Warrant Holders

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today a clarification with regard to the expiry date of Warrant Certificates.

In response to questions from shareholders, the company advises as follows. Per the regulatory policy of the TSX Venture Exchange the Warrant Certificates issued to participants in the May 3, 2002 Private Placement remain valid and may be exercised until 4:00 PM Vancouver time on July 17, 2004.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

Technology / Cashless Transactions

May 4, 2004

Richmond, British Columbia, Canada

QI Systems and Cyberdyne Gaming Form Strategic Partnership

Mr. Steven R. Garman, President and CEO of QI Systems Inc. (TSX: QII.U, OTCBB: QIIIF) of Richmond, BC, Canada (a leader in smart card solutions), and Mr Phil Lulek, CEO of Cyberdyne Gaming, Inc. of Phoenix, Arizona (a premier provider of gaming equipment), are pleased to announce that a multi-part strategic partnership agreement has been signed by the two companies. The agreement includes provisions for each company to distribute products of the other partner and is expected to create substantial new market opportunities for both companies.

Effective immediately Cyberdyne Gaming, Inc. is appointed as a preferred distributor of QI smart card and stored value products for the US gaming industry. Products included within the distributorship encompass QI stored value and secure ID chip cards, SmartKit card payment terminals, SmartKit Console value stations, networking technology and card management software.

Cyberdyne Gaming is a provider of a full featured line of gaming products including extensive offerings in both Class 2 and Class 3 gaming devices. Cyberdyne is integrating QI SmartKit payment terminals into their gaming machines and will now offer to the marketplace the next generation of cashless gaming systems. Similar in concept to Ticket In / Ticket Out (TITO), the new system uses QI stored value technology to transfer funds to and from the gaming machines. The system also offers secure ID features for player tracking, loyalty and reward programs. Cyberdyne reports strong interest in the smart card products after recently introducing gaming machines incorporating QI SmartKit terminals at the Bingo World and the AMOA conventions in Las Vegas.

“Cyberdyne’s management and engineering teams have been technology leaders and innovators in the gaming industry for 24 years,” said Cyberdyne’s Phil Lulek. “This agreement and these products will continue our tradition of bringing exciting new products and technical innovation to the industry.

”Effective immediately QI Systems is appointed as a preferred distributor of Cyberdyne gaming products for Canada. QI will offer to the market complete gaming systems of machines incorporating cashless operation using QI smart card technology. It is further agreed that in addition to the initial focus on the Canadian market QI shall also pursue similar opportunities in other markets.

QI’s CEO Steve Garman commented “QI has been actively developing relationships within the gaming industry and we are extremely pleased to partner with a company of Cyberdyne’s depth. The gaming industry offers huge opportunities for our cutting edge smart card applications and with the Cyberdyne relationship we now are able to provide the industry with a complete suite of gaming devices and payment technology.”

“This relationship represents a paradigm shift in the scope of near term business opportunities available to QI” said Richard Murray, VP of Business Development at QI Systems. “Cyberdyne brings to the partnership an established product line and a wealth of experience in the gaming industry. We are very excited to be working with them to develop new markets.”

Further details will be announced shortly as the companies proceed with technical integration and with aggressive new sales and marketing initiatives.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Contact info:

Cyberdyne Gaming Inc. Contact: Jeff Boltz @ info@cyberdynegaming.com or call 623 780 7550.

www.cyberdynegaming.com

QI Systems Inc. Corporate Contact: Steve Garman @ sgarman@qisystems.ca.,

Sales Contact Rick Murray @ rmurray@qisystems.ca or call 604 248 2301.

www.qisystems.ca

For Release May 6, 2004 @ 6 AM EDT

Technology / Cashless Transactions

May 6, 2004

Richmond, British Columbia, Canada

QI Systems Receives Order From Cyberdyne Gaming

QI Systems, Inc. of Richmond, British Columbia, Canada (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, reported today that the company has received confirmation of a blanket order from Cyberdyne Gaming for SmartKit payment terminals and SmartKit Console value stations to be manufactured and delivered within the next year. Cyberdyne anticipates taking delivery of this initial supply of QI products in large lots for use in gaming installations throughout the United States. This initial order, valued at $400,000, is committed for delivery within one year. Both companies anticipate that the initial order will be fully deployed in a shorter period and the actual value of business during the year will be higher.

Cyberdyne Gaming, Inc., of Phoenix, Arizona, is an engineering and manufacturing innovator in the gaming industry. Cyberdyne has been a prominent provider of equipment in the Indian Gaming industry for many years, and is a full feature supplier of gaming equipment, including extensive offerings in both Class 2 and Class 3 gaming devices. The companies recently signed a multi-part strategic partnership and Cyberdyne is presently moving to fully integrate QI technology into their product line.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

For Immediate Release

Technology / Cashless Transactions

May 7, 2004

Richmond, British Columbia, Canada

QI Systems Comments on SPAM Campaign

QI Systems, Inc. of Richmond, British Columbia, Canada (OTCBB: QIIIF, TSX Venture Exchange: QII.U), responded today to a limited number of inquiries about a SPAM mail campaign touting investment in the stock of the company. As a result of a series of positive news announcements issued by the company, private individuals and/or companies not affiliated with QI Systems have launched electronic mail campaigns for their own benefit.

QI Systems Inc. did not initiate, develop, undertake, promote, pay for or otherwise authorize this activity and assumes no responsibility for the material being distributed. While the company is unable to prevent this type of promotion, QI Systems does apologize for the inconvenience that the mail campaigns may have caused. QI Systems Inc. does, however, stand behind the merits of the company’s products and the positive news that the company has released.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

News Releases: June 2004

For Release June 2, 2004, 11:59AM EST

Technology / Cashless Transactions

June 1, 2004

Vancouver, Canada and Dallas, TX

Cale Accelerates Orders

QI Systems Inc. of Vancouver, Canada and Dallas, TX (OTCBB: QIIIF, TSX Venture Exchange: QII.U) announced today that Cale Parking Systems has sharply accelerated delivery schedules and has placed additional orders for QI Hybrid card payment terminals for use in Cale self serve parking machines.

On April 08, 2004, QI announced that Cale had placed an order for 525 QI Hybrid terminals. Delivery releases of the original order were expected over a period not to exceed 12 months. We are pleased to announce that, with several early successes in the marketplace, Cale has now scheduled all remaining units in the blanket order for delivery as soon as possible. The initial order is therefore being released for delivery in less than half the originally scheduled time. In addition, Cale has issued a new blanket order to meet ongoing demand for the QI product.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca